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Milan

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

	Re:	USA Compression Partners, LP
Registration Statement on Form S-1
File No. 333-174803
Initially Filed June 9, 2011

Ladies and Gentlemen:

In regard to the above-referenced Registration Statement (the “Registration Statement”) of USA Compression Partners, LP (the “Partnership”) relating to the Partnership’s proposed initial public offering of common units (the “Offering”), the Partnership submits this letter at the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission.  The Partnership has revised the Registration Statement to include the price range of the Offering and the use of proceeds by the Partnership and to include the Partnership’s preliminary estimate of selected fourth quarter 2012 financial results.  Selected revised pages of the Registration Statement reflecting these changes are attached.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Keith Benson at (713) 546-7459 or Sean T. Wheeler at (713) 546-7418.

Very truly yours,

/s/ Keith Benson

Keith Benson
of LATHAM & WATKINS LLP

cc:                                J. Gregory Holloway, USA Compression Partners, LP

Sean T. Wheeler, Latham & Watkins LLP

Mike Rosenwasser, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.